Exhibit 3.3  Amendment to Articles of Incorporation dated October 30, 2001

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

NUTRA PHARMA CORP.

A California corporation

The undersigned hereby certifies as follows:

ONE: That they are the President and Secretary, respectively, of NUTRA PHARMA CORP., a California corporation.

TWO: That, at a meeting of the Board of Directors on October 16, 2001, as authorized by its shareholders, the Corporation approved the amendment of its articles of incorporation by adopting the following resolution:

RESOLVED, that the corporation amend its Articles of Incorporation, Articles FIRST and FIFTH,  as follows:

FIRST: The name of this corporation is:

NUTRA PHARMA CORP.

"FIFTH: This corporation is authorized to issue two classes of stock; common and preferred. The total number of common shares which this corporation is authorized to issue is one billion (1,000,000,000) common shares, each with a par value of $.001 per share. Upon amendment of this Article Fifth, each outstanding share of common stock shall be converted into 10 shares of common stock. The number of Preferred shares which the corporation is authorized to issue is twenty million (20,000,000) each with $.001 per share par value, which preferred stock may be issued in one or more series as may be determined from time to time by the Board of Directors, each of which series shall be distinctly designated. The Board of Directors is hereby authorized to fix or alter the voting rights, designations, powers, preferences, and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of preferred stock, and the number of shares of such series, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series."

THREE: This amendment was approved by the required vote of shareholders in accedence with the corporations law of the state of California.  The total amount of outstanding shares is Two Million (2,000,000).  The total number of outstanding shares entitled to vote for the amendment is: Two Million (2,000,000).  The number of shares voting for the amendment equaled or exceeded the vote required; that being over fifty percent (50%).  The number of shares voting for the amendment was One Million Nine Hundred Fifty Thousand (1,950,000) shares, equaling 97.5% of all shares entitled to vote.

Dated: October 30, 2001

/s/Robert T. Yarbray

ROBERT T. YARBRAY, President

/s/ George White

Dated: October 30, 2001

_____________________________

            GEORGE WHITE, Secretary

We, the undersigned, hereby declare, under penalty of perjury, in accordance with the laws of the State of California, that we are the

President and Secretary of the above-referenced corporation, that we executed the above-referenced Certificate of Amendment to Articles of

Incorporation, that we have personal knowledge of the information contained therein, and that the information contained therein is true and correct.

Dated: October 30, 2001

/s/ Robert T. Yarbray

ROBERT T. YARBRAY, President

/s/ George White

_____________________________

            GEORGE WHITE, Secretary